June 6, 2016

J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
Division of Finance
Office of Transportation and Leisure
Mail Stop 3561
Washington, D.C.  20549
Re:	NABUfit Global, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
Filed May 5, 2016
File No. 333-210325

We are amending the previously filed Registration Statement on Form S-1 for NABUfit Global, Inc. ("Issuer") to reflect a revised offering price of $0.92 per share.  An updated auditor's consent and legality opinion are also being provided.  Please let us know if there are any other comments.  The Issuer plans to request an accelerated effective date once comments are cleared.
Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.